SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 10549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
           Information to be Involved in Statements Filed Pursuant to
            Rule 13d-1(b), (c), and (d) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(b)


                               (Amendment No. 1)1



                             Triple S Plastics, Inc.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   896926 10 2
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                ___   Rule 13d-1(b)
                                _X_   Rule 13d-1(c)
                                ___   Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continues on the following page(s))

                                Page 1 of 4 Pages

CUSIP NO. 896926 10 2                 13G                      Page 2 of 4 Pages



1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Victor V. Valentine, Jr.

2         Check the Appropriate Box if a Member of a Group              (a)  [ ]
          (See Instructions)                                            (b)  [ ]


3         SEC Use Only


4         Citizenship or Place of Organization

          United States of America


        Number of        5    Sole Voting Power
                                                   942,666
          Shares
                         6    Shared Voting Power
      Beneficially                                       0

       Owned by          7    Sole Dispositive Power
                                                   942,666
    Each Reporting
                         8    Shares Dispositive Power
      Person With                                        0


9         Aggregate Amount Beneficially Owned by Each Reporting Person

                        942,666

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


11        Percent of Class Represented by Amount in Row (9)

                            25%

12        Type of Reporting Person (See Instructions)

                            IN

CUSIP NO. 896926 10 2                 13G                      Page 3 of 4 Pages


Item 1(a)         Name of Issuer:

                  Triple S Plastics, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  14320 S. Portage Road
                  Portage, MI 49097

Item 2(a)         Name of Person Filing:

                  Victor V. Valentine, Jr.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  14320 S. Portage Road
                  Portage, MI 49097

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value

Item 2(e)         CUSIP Number:

                  896926 10 2

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:

         (a)      [ ]   Broker or Dealer registered under Section 15 of the Act;

         (b)      [ ]   Bank as defined in Section 3(a)(6) of the Act;

         (c)      [ ]   Insurance company as defined in Section 3(a)(19) of the
                        Act;

         (d)      [ ]   Investment company registered under Section 8 of the
                        Investment Company Act;

         (e)      [ ]   An investment advisor registered in accordance with
                        Rule 13d-1(b)(1)(ii)(E);

         (f)      [ ]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

         (g)      [ ]   A parent holding company or control person, in
                        accordance with Rule 13d-1(b)(ii)(G);

         (h)      [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

         (i)      [ ]   A church  plan that  is excluded  from the definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [ ]   A savings  association  as defined in Section 3(b) of
                        the Federal Deposit Insurance Act.


       If this statement is filed pursuant to Rule 13d-1(c), check this box  [X]

CUSIP NO. 896926 10 2                13G                       Page 4 of 4 Pages


Item 4            Ownership:

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:                  942,666

         (b)      Percent of Class:                           25%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:     942,666

                  (ii)     Shared power to vote or to direct the vote:         0

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                               942,666

                  (iv)     Shared power to dispose or to direct the
                           disposition of:                                     0

                    Note: The amount beneficially owned includes options for 13,000 shares exercisable within 60 days.


Item 5          Ownership of Five Percent or Less of a Class:

                Not applicable

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by Parent Holding
                Company:

                Not applicable

Item 8          Identification and Classification of Members of the Group:

                Not applicable

Item 9          Notice of Dissolution of Group:

                Not applicable

Item 10         Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 10, 1999
                                                         (Date)


                                                /s/ Victor V. Valentine, Jr.
                                                        (Signature)
                                                   Victor V. Valentine, Jr.
                                                       (Name and Title)
256835